03011829

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KY

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDC Derivatives Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka **(212) 891-6177**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003

PROCESSED MAR 24 2003 THOMSON FINANCIAL

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Sieczka, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Derivatives Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial Principal

Title

Notary Public

JOSEPHINE A. RUSSELL
Notary Public, State of New York
No. 31-01RU5051160
Qualified in New York County
Commission Expires February 7, 2006

CDC Derivatives Inc.

(A wholly owned subsidiary
of CDC IXIS Capital Markets North America Inc.)
Statement of Financial Condition
December 31, 2002

CDC Derivatives Inc.
Table of Contents

	Page(s)
Report of Independent Accountants	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
CDC Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Derivatives Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

CDC Derivatives Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 9,910,321
Derivatives valuation	134,713,897
Securities borrowed	69,485,341
Securities owned	53,958,711
Due from affiliates	10,722,441
Deferred tax asset	138,696
Other assets	137,746
Total assets	$ 279,067,153
Liabilities and Stockholder's Equity	
Liabilities	
Subordinated loans	$ 90,000,000
Derivatives valuation	78,458,195
Securities sold, but not yet purchased, at market value	69,424,245
Due to affiliates	10,424,126
Accounts payable and accrued liabilities	4,706,170
Total liabilities	253,012,736
Stockholder's equity	
Common stock $.01 par value; 9,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	29,999,997
Accumulated deficit	(3,945,583)
Total stockholder's equity	26,054,417
Total liabilities and stockholder's equity	$ 279,067,153

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

CDC Derivatives Inc. (the "Company") is a wholly-owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly-owned subsidiary of CDC Finance – CDC IXIS ("CDC IXIS"). CDC IXIS is owned by the Caisse des Dépôts et Consignations (43.55%) , by EULIA (53%), a holding company jointly owned by the Caisse des Dépôts Group (50.1%), and by the Caisses d'Epargne Group (49.9%), and by Sanpaolo IMI Bank (3.45%). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's business consists of eligible over-the-counter ("OTC") derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2002, all cash and cash equivalents were held at major U.S. financial institutions.

Financial instruments
Gains and losses on financial instruments and related expenses are recorded on a trade date basis in the statement of operations. The statement of financial condition reflects purchases and sales of financial instruments on a trade date basis.

Substantially all financial instruments used in the firm's trading and non-trading activities are carried at fair value or amounts that approximate fair value. Fair value is based on listed market prices or broker or dealer price quotations. To the extent that prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curve and/or volatility factors of the underlying positions.

Concentrations of credit risk
The Company clears securities transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Securities borrowed
Securities borrowed are included on the statement of financial condition at the amount of cash advanced in connection with the transactions. Interest income is recorded on an accrual basis.

As of December 31, 2002 the market value of securities borrowed was $69,485,341 of which $69,424,245 was delivered to counterparties under securities sold, but not yet purchased transactions.

Deferred taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Accounting developments
In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involving Energy Trading and Risk Management Activities."* EITF Issue No. 02-3 communicates the FASB Staff's belief that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Management does not expect adoption to have a material effect on the firm's financial condition.

3. Derivatives Contracts

Derivatives contracts are financial instruments, such as futures, forwards or options that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities of indices.

Most of the Company's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

	December 31, 2002	
	Assets	**Liabilities**
Equity option contracts	$ 121,244,893	$ 76,945,481
Interest rate swaps	7,685,400	-
Equity swaps	5,783,604	1,512,714
Total	$ 134,713,897	$ 78,458,195

The Company receives collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of December 31, 2002, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $24.8 million, of which $21.4 million was sold or repledged.

4. Securities Sold, But Not Yet Purchased, at Market Value

Securities sold, but not yet purchased, as reported on the statement of financial condition at December 31, 2002, consist of equity securities at market value. Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability in the statement of financial condition as of December 31, 2002 at market value. However, these transactions may result in off-balance-sheet risk if the market price of the securities increases subsequent to December 31, 2002. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Regulatory Requirements

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 31, 2002, the Company had regulatory net capital, as defined, of $93,761,437, which exceeded the minimum amount required by $73,761,437.

6. Related-Party Transactions

During 2002, the Company was charged by CDC IXIS NA for Human Resources and Credit support. During 2002, the Company was charged by the Parent for accounting, operations, information systems, office space, legal and other support services.

On January 21, 2002, the Company received a financial guarantee from CDC Finance – CDC IXIS whereby all of the Company's market obligations are fully guaranteed by CDC Finance – CDC IXIS.

At December 31, 2002, the Company has recorded receivables from CDC IXIS NA of $2,544,650 and $8,177,791 from CDC Financial Products. The Company has also recorded a payable to CDC Financial Products of $10,424,126.

7. Subordinated Loans

In July 2001, the Company entered into two subordinated loan agreements with the Parent. The loans have scheduled maturity dates of May 15, 2004 for $70 million and May 15, 2006 for $20 million, and carry an interest rate of three-month LIBOR plus 25 basis points. The loans qualify as equity capital for regulatory purposes. At December 31, 2002, $193,875 is included in due to affiliates on the statement of financial condition related to accrued interest payable on the loans. The subordinated loans may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

8. Income Taxes

The Company is included in the consolidated Federal and combined New York State and City income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis.

At December 31, 2002, the deferred tax asset of $138,696 is primarily related to deferred compensation.

9. Guarantor Arrangements

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.